SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




(Mark One):

/x/  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
--   OF 1934.

     For  the fiscal year ended December 31, 2000.

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE -- ACT OF 1934.

    For  the transition period from ___________ to ___________

                        Commission file number: 333-74875

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: MascoTech, Inc. Hourly 401(k) Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Metaldyne Corporation
                         (formerly known as MascoTech, Inc.)
                         47603 Halyard Drive
                         Plymouth, Michigan  48170

                       MASCOTECH, INC. HOURLY 401(k) PLAN

                                TABLE OF CONTENTS

                                                                        Page No.

Report of Independent Accountants....................................................................       2

Financial Statements:

        Statements of Net Assets Available for Benefits
             at December 31, 2000 and 1999...........................................................       3

        Statement of Changes in Net Assets Available for
             Benefits for the year ended December 31, 2000...........................................       4

        Notes to Financial Statements................................................................     5-8

Supplemental Schedule:

        Schedule of Assets Held for Investment Purposes
             at December 31, 2000....................................................................    9-10

Signature............................................................................................      11



                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Administrative Committee of the
MascoTech, Inc. Hourly 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MascoTech, Inc. Hourly 401(k) Plan (the "Plan"), at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 20, 2001

                       MASCOTECH, INC. HOURLY 401(k) PLAN

                       STATEMENTS OF NET ASSETS AVAILABLE
                                  FOR BENEFITS

                           December 31, 2000 and 1999



ASSETS                                    2000                 1999
                                          ----                 ----
Investments, at fair value             $68,537,739           $58,277,217
Employee contributions receivable          634,476               715,229
Employer contributions receivable          276,856               259,086
Participant loans receivable             2,863,192             1,952,022
                                       -----------           -----------
NET ASSETS AVAILABLE FOR BENEFITS      $72,312,263           $61,203,554
                                       ===========           ===========













    The accompanying notes are an integral part of the financial statements.

                       MASCOTECH, INC. HOURLY 401(k) PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS

                      for the year ended December 31, 2000



Additions:
Investment activity:
     Net appreciation/(depreciation) in fair value of investments                                   $(10,194,383)
     Interest and dividend income                                                                      6,052,896
                                                                                                    -------------
         Total investment activity                                                                    (4,141,487)
Employee contributions                                                                                11,806,844
Employer contributions                                                                                 1,322,450
Other, net                                                                                                18,395
                                                                                                    -------------
         Total additions                                                                               9,006,202
Deduction, benefit payments                                                                            4,512,523
                                                                                                    -------------
         Net increase/(decrease)                                                                       4,493,679

Net assets available for benefits:
     Beginning of year                                                                                61,203,554
     Transfers of net assets into Plan, net (Note A)                                                   6,615,030
                                                                                                    -------------
     End of year                                                                                    $ 72,312,263
                                                                                                    =============





    The accompanying notes are an integral part of the financial statements.

                       MASCOTECH, INC. HOURLY 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

A. Description of Plan:

The following description of the MascoTech, Inc. Hourly 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     1. General. The Plan is a defined contribution plan covering hourly employees at certain divisions and subsidiaries of Metaldyne Corporation, formerly known as MascoTech, Inc. ("Company"). Eligible employees participate in the Plan on the first day of the calendar quarter following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     2. Contributions. Participants may contribute up to 15 percent (varying by division or subsidiary) of their pretax annual compensation, as defined in the Plan. Participants may also make rollover contributions representing distributions from other tax-qualified plans. Participants may direct employee contributions in one percent increments in any of 21 investment options. These options are professionally managed mutual funds, and vary in their respective strategies, risks and goals. Participants may change their investment options daily. The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan. These Company contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. Contributions are subject to certain limitations.

     3. Participant Accounts. Each active participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution (if applicable), and (b) Plan earnings. Allocations are based on participants' earnings or account balances, as defined. Plan administrative expenses are paid by the Company and not charged to participants' accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     4. Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Participants are immediately vested in the Company matching and/or profit sharing contribution plus earnings thereon.

     5. Participant Loans Receivable. Generally, participants may borrow from their pretax or rollover contribution accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from 1-15 years. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with the local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

     6. Payment of Benefits. After separation from service due to termination, death, disability, or retirement, generally a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount, or

                       MASCOTECH, INC. HOURLY 401(k) PLAN
     in annual installments over a period not to exceed five years. In-service and Hardship withdrawals are distributed in a single lump-sum payment.

During 2000, several transfers were executed within the MascoTech, Inc. Hourly and MascoTech, Inc. Salaried 401(k) Plans in an effort to consolidate multiple accounts held by participants of the plans. In some cases, participants held accounts in more than one plan. Because of these transfers, participants affected by the account consolidation now have a single account in the plan in which they are currently active. Total transfers from the Plan amounted to $15,499 as a result of this event.

Effective January 27, 2000, MascoTech Industrial Components, Inc. - Nicholasville, Kentucky was sold, removed as a currently participating employer and added as a formerly participating employer. As a result of the sale, account balances were distributed to the participants pursuant to the terms of the Plan.

Effective July 1, 2000, the accounts of the hourly participants of the Cuyahoga Bolt & Screw Corporation 401(k) Savings and Retirement Plan and Trust merged into the Plan as part of Lake Erie Screw Corporation, Di-Rite Company. As a result of this event, net assets of $911,840 were transferred into the Plan.

Effective August 1, 2000, the accounts of the hourly participants of the Windfall Products, Inc. 401(k) Pension Plan merged into the Plan. As a result of this event, assets of $5,718,689 were transferred into the Plan. Investments in the guaranteed interest account of the prior trustee are included in the Stable Value Fund.

Effective August 30, 2000, MascoTech Forming Technologies - Ypsilanti, Michigan was closed, removed as a currently participating employer and added as a formerly participating employer. As a result of the closure, account balances were distributed to the participants pursuant to the terms of the Plan.

On November 28, 2000, a recapitalization of MascoTech, Inc. was consummated by an investor group led by Heartland Industrial Partners, L.P. and Credit Suisse First Boston. When the transaction closed on November 28, 2000, the MascoTech, Inc. Company Stock Fund was removed as an investment option. Account balances in the MascoTech, Inc. Company Stock Fund were liquidated and reinvested based on the participant's current investment elections.

B.       Accounting Policies:

The following is a summary of significant accounting policies (in accordance with generally accepted accounting principles) followed in the preparation of these financial statements.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and reported

                       MASCOTECH, INC. HOURLY 401(k) PLAN
amounts of additions and deductions during the reporting period. Actual results could differ from estimates.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments are stated at fair value as determined by Fidelity Institutional Retirement Services Company (the "Trustee") using quoted market prices as of December 31, 2000 and 1999.

Investment transactions are reflected on a trade-date basis. Realized gains and losses on investments are based on average cost. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

C.       Investments:

The following investments represent 5% or more of the Plan's net assets at December 31, 2000 and 1999:

                                                                                    2000               1999
                                                                                    ----               ----
Fidelity Fund, 338,878 and 285,913 shares, respectively                       $    11,101,644      $   12,182,737
Fidelity Magellan Fund, 190,379 and 165,516 shares,
     respectively                                                             $    22,712,175      $   22,614,519
Fidelity Intermediate Bond Fund, 367,743 and 318,343 shares,
     respectively                                                             $     3,692,135      $    3,107,028
Fidelity Retirement Growth Fund, 327,958 and 236,131 shares,
     respectively                                                             $     7,218,360      $    6,103,982
Fidelity Retirement Government Money Market Portfolio, 7,028,859 and
     5,666,374 shares, respectively                                           $     7,028,859      $    5,666,374

                       MASCOTECH, INC. HOURLY 401(k) PLAN

                    NOTES TO FINANCIAL STATEMENTS (Concluded)


During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $(10,194,383) as follows:

Mutual Funds                                       $(10,225,305)
MascoTech, Inc. Company Stock Fund                       30,922
                                                   $(10,194,383)
                                                   =============
D.       Income Tax Status:

The Internal Revenue Service has determined and informed the Company by letter dated April 7, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has since been amended; however, the Plan administrator believes the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

E.       Benefits Payable:

Benefits payable to participants who became eligible to take a distribution from the Plan but have not yet been paid totaled $4,730,758 and $4,465,982 at December 31, 2000 and 1999, respectively.

F.       Plan Termination:

Although the Company has not expressed any intent to do so, the Company has the right at any time to discontinue its contributions and terminate the Plan subject to the provisions of ERISA. At any such date of termination, the Administrative Committee of the MascoTech, Inc. Hourly 401(k) Plan shall direct the Plan trustee to distribute to the participants all assets of the Plan, net of any termination expenses which will be prorated among the accounts.

G.       Other:

Differences between the data shown on pages 3 and 4 of this report and the 2000 Form 5500 filed with the Department of Labor are principally attributable to adjustments made by the Plan administrator to conform the financial statements to the accrual basis of accounting.

H.       Subsequent Events:

Effective January 27, 2001, the Fidelity Retirement Growth Fund name was changed to the Fidelity Independence Fund.

Effective March 26, 2001, the Warburg Pincus Emerging Growth Fund and the Warburg Pincus International Equity Fund names were changed to the Credit Suisse Pincus Emerging Growth Fund and the Credit Suisse Pincus International Equity Fund, respectively.

                       MASCOTECH, INC. HOURLY 401(k) PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 2000


                                                                        (c)
                           (b)                               Description of Investment
                   Identity of Issuer,                   Including Maturity Date, Rate of                  (e)
                   Borrower, Lessor or                 Interest, Collateral, Par or Maturity             Current
   (a)                Similar Party                          Value or Number of Shares                    Value
--------         -----------------------        ---------------------------------------------        --------------
*                     Founders Asset             Stable Value Fund
                     Management, Inc.            780,259 shares                                      $      780,259


*                     INVESCO Funds              Dreyfus Founders Growth Fund
                       Group, Inc.               105,046 shares                                           1,473,792

                                                 INVESCO Dynamics Fund
                                                 81,532 shares                                            1,938,012

*                   Franklin Templeton           INVESCO Select Income Fund
                      Group of Funds             72,101 shares                                              427,558

*                  E.M. Warburg Pincus,          Templeton Developing Markets Trust
                           Inc.                  15,331 shares                                              162,351

                                                 Warburg Pincus Emerging Growth Fund
                                                 27,681 shares                                              993,755

*                        Fidelity                Warburg Pincus International Equity Fund
                      Institutional              10,290 shares                                              155,171
                   Retirement Services
                         Company                 Fidelity Fund
                                                 338,878 shares                                          11,101,644

                                                 Fidelity Magellan Fund
                                                 190,379 shares                                          22,712,175

                                                 Fidelity Intermediate Bond Fund
                                                 367,743 shares                                           3,692,135

                                                 Fidelity Retirement Growth Fund
                                                 327,958 shares                                           7,218,360


                       MASCOTECH, INC. HOURLY 401(k) PLAN

           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (Concluded)

                                December 31, 2000


                                                                        (c)
                           (b)                               Description of Investment
                   Identity of Issuer,                   Including Maturity Date, Rate of                  (e)
                   Borrower, Lessor or                 Interest, Collateral, Par or Maturity             Current
   (a)                Similar Party                          Value or Number of Shares                    Value
--------         -----------------------        ---------------------------------------------        --------------

*                        Fidelity                Fidelity Overseas Fund
                      Institutional              72,475 shares                                            2,490,973
                   Retirement Services
                    Company, concluded           Fidelity Low-Priced Stock Fund
                                                 46,830 shares                                            1,082,714

                                                 Fidelity Equity Income II Fund
                                                 117,862 shares                                           2,812,187

                                                 Fidelity Retirement Government
                                                 Money Market Portfolio
                                                 7,028,859 shares                                         7,028,859

                                                 Spartan(R)U.S. Equity Index Fund
                                                 64,703 shares                                            3,028,767

                                                 Fidelity Freedom Income Fund(R)
                                                 1,301 shares                                                14,533

                                                 Fidelity Freedom 2000 Fund(R)
                                                 4,620 shares                                                54,562

                                                 Fidelity Freedom 2010 Fund(R)
                                                 9,389 shares                                               129,941

                                                 Fidelity Freedom 2020 Fund(R)
                                                 34,203 shares                                              498,001

                                                 Fidelity Freedom 2030 Fund(R)
                                                 49,466 shares                                              741,990

                                                 Participant Loans
                                                 Rates of Interest, 7.54% - 10.99%                        2,863,192
                                                                                                     --------------


                                                                                                     $   71,400,931
                                                                                                     ==============

* These investments are with a party-in-interest.

                       MASCOTECH, INC. HOURLY 401(k) PLAN

                                    SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            MascoTech, Inc. Hourly 401(k) Plan

                            By: Metaldyne Corporation, Plan Administrator of the MascoTech, Inc. Hourly 401(k) Plan


         Date:    June 27, 2001      By:      /s/ James F. Tompkins
         -------------               -------------------------------------------
                                     James F. Tompkins
                                     Vice President and Treasurer and Chief
                                     Accounting Officer and Authorized Signatory

                       MASCOTECH, INC. HOURLY 401(k) PLAN

                                  EXHIBIT INDEX


Exhibit
Number                    Description
------                    -----------
23                        Consent of PricewaterhouseCoopers LLP relating to the
                          Plan financial statements

                                                                      Exhibit 23


                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74875) of Metaldyne Corporation (formerly MascoTech, Inc.) of our report dated June 20, 2001 relating to the financial statements of the MascoTech, Inc. Hourly 401(k) Plan, which appears in this Form 11-K.


PricewaterhouseCoopers LLP


Detroit, Michigan
June 27, 2001